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                                                                     EXHIBIT 3.3

                             SECOND AMENDMENT TO THE
                       RESTATED ARTICLES OF INCORPORATION
                                       OF
                              HOME BANCSHARES, INC.

     Pursuant to Arkansas Business Corporation Act, Home BancShares, Inc. (the "Corporation") does hereby adopt the following amendment to its Restated Articles of Incorporation dated March 12, 1999 as previously amended on October 23, 2003 ("Articles of Incorporation").

     Article THIRD is hereby amended to add the following after the existing paragraph entitled "Class B Preferred Stock":

     The Board of Directors of the Corporation, acting pursuant to such authority hereby determines that the Class B Preferred Stock shall contain the following limitations, relative rights and terms:

     Dividends. Class B Preferred Stock will pay non-cumulative annual dividends of $0.57, payable quarterly, on the last day of January, April, July, and October, if and when authorized and declared by the Board of Directors of the Corporation. Dividends may not be declared unless the requirements for the payment of dividends under Arkansas law are met, and are payable only if and to the extent that the Board of Directors determines that earnings are available. The Class B Preferred Stock has preference over the Common Stock and over any class or series of capital stock of the Corporation hereafter created, but is subordinate to the Class A Preferred Stock, for the payment of dividends. Therefore, dividends may not be paid on the Common Stock until dividends on the Class B Preferred Stock for the corresponding period have been paid in full. No interest shall be payable on any declared and unpaid dividends.

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     Preference on Liquidation, Dissolution or Winding Up. After the payment of any declared and unpaid dividends to the holders of Class A Preferred Stock, the Class B Preferred Stock, in parity with the Class A Preferred Stock, has priority over the Common Stock, and over any class or series of capital stock hereafter created, in the event of liquidation, dissolution, or winding up of the Corporation. In that event, holders of Class B Preferred Stock shall be entitled to receive $38.00 per share plus any declared and unpaid dividends then due before any payment is made to the holders of Common Stock or any other class or series of capital stock hereafter created. However, once these payments are made, the holders of Class B Preferred Stock are not entitled to any further payments. After payments to the holders of Class B Preferred Stock, the remaining assets and funds of the Corporation shall be distributed pro rata among the holders of the Common Stock. A consolidation, merger or reorganization of the Corporation with any other corporation or a sale of all or substantially all of the Corporation's assets shall not be considered a dissolution, liquidation or winding up of the Corporation for purposes of these provisions.

     Convertible Shares. The Class B Preferred Stock may be converted ("Convert" or the "Conversion"), at the election of the holder, into Common Stock upon the earlier of:

          (a) July 6, 2006, or

          (b) two hundred ten (210) days following the date any shares of Common Stock are registered with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, in connection with an initial public offering of the Common Stock.

     To Convert the shares of Class B Preferred Stock to Common Stock, the holder of Class B Preferred Stock shall surrender and deliver, duly endorsed in blank, signature guaranteed, the certificate or certificates representing the shares to be Converted to the Secretary of the Corporation at the Corporation's principal offices, and at the same time notify the Secretary in


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writing over his or her signature the he or she desires to Convert his or her
Class B Preferred Stock into Common Stock pursuant to these provisions. Each share of Class B Preferred Stock properly surrendered for conversion shall be converted into one (1) share of Common Stock.

     Redemption. The Class B Preferred Stock is redeemable ("Redeem" or the "Redemption") at the option of the Corporation in whole or in part at any time. In such event, the Corporation shall provide written notice ("Notice") to holders of the Class B Preferred Stock. Upon receipt of such Notice, and within the time period required by the Notice, each holder of Class B Preferred Stock shall (a) tender to the Corporation the certificate(s) for his or her shares (the "Certificate(s)") duly endorsed by the holder as the holder's name appears on such Certificate(s), for transfer to the Corporation; (b) execute a separate Irrevocable Stock Power, provided with the Notice; (c) complete any and all other requirements deemed necessary by the Corporation's directors; and (d) return the Irrevocable Stock Power and the Certificate(s) to the Secretary of the Corporation at the Corporation's principal offices, or as otherwise instructed in the Notice. Upon receipt of the Irrevocable Stock Power and the Certificate(s), and any other required documentation, the Corporation shall issue to each holder of Class B Preferred Stock one (1) share of Common Stock in exchange for one share of Class B Preferred Stock. In the event a Redemption occurs as provided herein prior to the end of a quarter in which the Board declares a dividend, a holder of the Class B Preferred Stock being Redeemed shall be entitled to receive an amount of such dividend pro rated for the number of days in the quarter prior to the date of the Notice of Redemption.

     Anti-dilution. If prior to the Conversion or Redemption, the outstanding shares of Common Stock are increased or decreased, or are changed into a different number of shares or a different class by reason of any merger, recapitalization, reclassification, stock split, or similar


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transaction, or if a stock dividend shall be paid, an appropriate and proportionate adjustment or adjustments will be made to the ratio by which a share of Common Stock, or a fraction thereof, is to be issued in exchange for each share of Class B Preferred Stock. In the event of a merger of the Corporation for cash in which it is not the surviving corporation, the holders of Class B Preferred Stock will be given the right to convert their shares of Class B Preferred Stock for shares of Common Stock, immediately prior to the conversion on a ratio of one (1) share of Common Stock for one (1) share of Class B Preferred Stock.

     EXECUTED this 9th day of March, 2005.


                                        /S/ JOHN ALLISON
                                        ----------------------------------------
                                        John Allison, Chairman


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